EXHIBIT 99.1

T 604.682.3701 F 604.682.3600 ir@levon.com www.levon.com Suite 900, 570 Granville Street Vancouver, BC V6C 3P1

NOTICE OF ANNUAL GENERAL & SPECIAL MEETING

TAKE NOTICE that the 2014 Annual General & Special Meeting of the shareholders of Levon Resources Ltd. (the "Company") will be held at the Metropolitan Hotel Vancouver, Connaught Room, 645 Howe Street, Vancouver, British Columbia V6C 2Y9 on Thursday, September 18, 2014 at 11:00 a.m. (Local Time) for the following purposes:

1)	to receive the financial statements of the Company for the fiscal year ended March 31, 2014, and the report of the auditor thereon;

2)	to fix the number of directors of the Company at seven;

3)	to elect directors of the Company for the ensuing year;

4)	to appoint an auditor for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor;

5)	to approve the 2014 Stock Option Plan of the Company, as more particularly described in the accompanying Information Circular;

6)
to consider, and if deemed advisable, approve, with or without variation, an ordinary resolution to alter and amend the Articles of the Company among other things, to permit the Company’s directors to approve share consolidations without shareholder approval, as described in the accompanying Information Circular; and

7)	to transact such other business as may properly come before the Meeting or any adjournment thereof.

Accompanying this Notice are an Information Circular dated August 14, 2014 and form of proxy.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his or her stead. If you are unable to attend the Meeting, or any adjournment thereof in person, please read the notes accompanying the form of proxy enclosed herewith and then complete and return the form of proxy within the time set out in the notes. The enclosed form of proxy is solicited by management of the Company but, as set out in the notes, you may amend it if you so desire by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 14th day of August, 2014.

BY ORDER OF THE BOARD OF DIRECTORS

"Ron Tremblay"

___________________________________
Ron Tremblay
President & Chief Executive Officer